Exhibit 21.1

SUBSIDIARIES OF H2O America

Following is a list of the subsidiaries of H2O America as of December 31, 2025, each of which, unless otherwise indicated, is wholly owned by the Company either directly or through another subsidiary.

Name	Jurisdiction of Organization
H2O America Land Company	California
San Jose Water Company	California
Chester Realty, Inc.	Connecticut
Connecticut Water Service, Inc.	Connecticut
The Connecticut Water Company	Connecticut
New England Water Utility Services, Inc.	Connecticut
H2O America NE LLC	Delaware
National Water Utility Service, LLC	Delaware
The Maine Water Company	Maine
H2O America TX Holdings, Inc	Texas
SJWTX, Inc., dba The Texas Water Company	Texas
Texas Water Operation Services LLC	Texas
H2O America Risk Solutions, Inc.	Utah